UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD. (Registrant)

Date: February 25, 2011
	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM WELCOMES GLASS LEWIS RECOMMENDATION TO

SUPPORT THE COMBINATION WITH WIND TELECOM S.P.A.

Amsterdam and New York (February 25, 2011)—VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that Glass Lewis & Co., a leading independent proxy advisory firm, recommends that VimpelCom shareholders vote “FOR” approval of the issuance of VimpelCom common shares and convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete the combination of VimpelCom and Wind Telecom S.p.A. (“Wind Telecom”) (the “Transaction”).

Glass Lewis published its recommendation on February 24, 2011 stating that: “Decisions regarding a company’s business operations are best left to the judgment of the Board. We believe that the Company should be provided the flexibility to use its equity in a manner that could provide funding for its operations and enhance shareholder value.”

Alexander Izosimov, Chief Executive Officer of VimpelCom, commented: “The Glass Lewis recommendation clearly underscores the merits of the combination, as well as importance of the due diligence and support of the Company’s Supervisory Board. The expansion of our growth platform is strategically compelling and financially attractive and we move forward with confidence that our shareholders will support the Transaction at the upcoming Special General Meeting.”

The Special General Meeting of VimpelCom is scheduled to take place on March 17, 2011 to approve the issuance of up to 325,639,827 VimpelCom common shares and 305,000,000 convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete this transaction.

VimpelCom’s Supervisory Board and Management Board recommend shareholders vote “FOR” the proposals proposal by signing, dating and returning the WHITE voting card received from the Company.

Shareholders who need assistance or have questions about the voting process should call VimpelCom’s proxy solicitor, D.F. King & Co., Inc., toll-free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations, or call collect at +1 212 269 5550.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.)

WIND TELECOM S.p.A. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services. WIND TELECOM S.p.A. owns 100% of Wind Telecomunicazioni S.p.A. and 51.7% of Orascom Telecom Holding SAE, which in turn operates GSM networks in Algeria, Bangladesh, Egypt, Pakistan, North Korea, and in Canada through its indirect equity ownership in Globalive Wireless. WIND TELECOM S.p.A., through its subsidiaries, is currently serving 117 million subscribers worldwide and is the entry point of choice for both technically advanced attractive markets and high-growth under-penetrated emerging markets.

About Glass Lewis & Co

Glass, Lewis & Co. LLC is the leading independent governance analysis and proxy voting firm, serving institutional investors that collectively manage more than $17 trillion in assets. With research focused on the long-term financial impact of investment and proxy decisions, Glass Lewis empowers institutional investors to make decisions by uncovering and assessing business, legal, governance and accounting risk at more than 18,000 companies in over 80 countries.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of, and approvals relating to, the Transaction (including the demergers); the expected benefits of the Transaction; plans relating to the proposed Transaction; the ability to complete the Transaction in view of the various closing conditions, the ability of either party to terminate the Transaction prior to the VimpelCom SGM and the possibility of legal challenge (including request for injunctive relief) by Telenor with respect to its claims to pre-emptive rights or otherwise; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; the possibility that Telenor may bring a legal challenge (including request for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”),

OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK: +44 (0) 20 7269 7180

US: +1 (212) 850 5723

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